5/1/02

EXECUTION COPY

RECD S.E.C.
MAY 16 2002
1086

02036528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: May 16, 2002

By: ______________________

Name: Carlos Rocha Villela
Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Earnings Release related to the three-month period ended March 31, 2002, together with a translation into English.

EXHIBIT 1

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANNOUNCES 1st QUARTER 2002 RESULTS.

Unless otherwise indicated, the company's operational and financial information is based on consolidated figures in Brazilian reais in accordance with the corporate law accounting method. The amounts expressed in US dollars were obtained using an average rate (R$ 2.01600 for the 1st quarter of 2001 and R$ 2.3800 for the 1st quarter of 2002) or the commercial dollar rate for the end of the corresponding periods (R$ 2.3204 for December 31, 2001 and R$ 2.3236 for March 31, 2002), for the income statement and the balance sheet data respectively.

São José dos Campos, May 13, 2002 – Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), the fourth largest commercial aircraft manufacturer and largest Brazilian exporter, ended the 1st quarter of 2002 with net sales of R$ 1,328.3 million (US$ 558.1 million) and net income of R$ 176.4 million (US$ 74.1 million) equivalent to earnings per share of R$ 0.24815. The order backlog totaled US$ 23,1 billion, US$ 10.3 billion in firm orders and US$ 12.8 billion in options.

1st Quarter Highlights

- 30 jets of the ERJ 135/140/145 family were delivered in the 1st quarter of 2002 (1Q02), compared with deliveries of 42 jets in the 1st quarter of 2001 (1Q01) and 34 jets in the 4th quarter of 2001 (4Q01).

- Net sales for 1Q02 were R$ 1,328.3 million (equivalent to US$ 558.1 million), 12.9% lower than net sales for 1Q01.

- EBITDA - Earnings before interest, taxes, depreciation and amortization for 1Q02 were R$ 302.0 million (equivalent to US$ 126.9 million) and lower than the R$ 465.3 million figure for 1Q01. The EBITDA margin in 1Q02 was 22.7% compared with 30.5% in 1Q01. The EBITDA margin for 1Q01 was strongly benefited by the 10.5% devaluation of the Real against the Dollar during the period.

- Net income for 1Q02 was R$ 176.4 million (equivalent to US$ 74.1 million), representing a 19.4% reduction compared to the 1Q01. The net margin for 1Q02 was 13.3% compared to 14.3% in the equivalent period of 2001.

- On February 19, 2002, the EMBRAER 170, the first jet of a new generation of 70 to 108 seat aircraft, made its maiden flight.

- In March 2002, Embraer concluded acquisition of the operating assets of Celsius Aerotech Inc., based at Nashville, Tennessee (USA), and it is being operated as Embraer Aircraft Maintenance Services, Inc..

Income Statement

The following table sets forth a comparative analysis of Embraer's main consolidated financial indicators for 4Q01, 1Q01 and 1Q02.

Income Statement	4th Quarter	1st Quarter			
Data	2001	2001		2002	
	R$	R$	US$	R$	US$
Net sales	1,476.9	1,524.9	756.4	1,328.3	558.1
Gross profit	**518.7**	**597.7**	**296.5**	**502.4**	**211.1**
Gross margin (%)	*35.1%*	*39.2%*	*39.2%*	*37.8%*	*37.8%*
Operating income (expenses)	(183.9)	(166.0)	(82.3)	(222.3)	(93.4)
Profit sharing	(40.0)	(10.4)	(5.2)	(15.1)	(6.3)
Income from operations before Financial income (expenses)	**294.8**	**421.3**	**209.0**	**265.0**	**111.4**
Operating Margin (%)	*20.0%*	*27.6%*	*27.6%*	*20.0%*	*20.0%*
Depreciation & Amortization	33.1	44.0	21.8	37.0	15.5
EBITDA	**327.9**	**465.3**	**230.8**	**302.0**	**126.9**
EBITDA margin (%)	*22.2%*	*30.5%*	*30.5%*	*22.7%*	*22.7%*
Financial income (expenses), net	34.4	46.6	23.1	7.8	3.3
Monetary & exchange variations, net	131.2	(160.4)	(79.6)	(24.7)	(10.4)
Non-operating income (expenses), net	(4,3)	(5.1)	(2.5)	(0.4)	(0.2)
Income before tax	**456.1**	**302.4**	**150.0**	**247.8**	**104.1**
Income Tax & Social Contribution	(163.2)	(82.3)	(40.8)	(70.1)	(29.5)
Minority Interest	(1.6)	(1.3)	(0.7)	(1.3)	(0.5)
Net Income	**291.3**	**218.7**	**108.5**	**176.4**	**74.1**
Net margin (%)	19.7%	14.3%	14.3%	13.3%	13.3%
Number of shares at end of period (million)	622.28	543.41	543.41	710.71	710.71
Earnings per share	0.46811	0.40250	0.19965	0.24815	0.10426

Net Sales, Cost of Goods Sold and Gross Margin

The net sales for 1Q02 totaled R$ 1,328.3 million, 12.9% lower than the 1Q01 net sales of R$ 1,524.9 million. The decrease in Embraer's net sales during the period is a consequence of the reduction in aircraft deliveries to the regional market since September 2001.

30 aircraft of the ERJ 135/140/145 family were delivered in 1Q02, or 28.6% less aircraft than were delivered in the equivalent period of 2001. From January through March of 2002, 29 jets were delivered to the regional market, 18 ERJ 145, 10 ERJ 140 and one ERJ 135. In addition to the deliveries for the regional market, one jet was delivered to be used for the transport of authorities for the defense market. In 1Q01, 42 jets of the ERJ 135/140/145 family were delivered.

Net sales in 1Q02 were 10.1% lower than net sales in the 4Q01 of R$ 1,476.9 million, compared with an 11.8% reduction in deliveries of the ERJ 135/140/145 family. In 4Q01, a total of 34 aircraft were delivered. The decrease in aircraft deliveries reduction in aircraft during the period is a consequence of the deliveries reprogramming after September 2001 as well as the lower number of business days in 1Q02.

Deliveries By Market	1Q01	2Q01	3Q01	4Q01	1Q02
Commercial					
ERJ 135	14	4	7	2	1
ERJ 145	28	39	22	15	18
ERJ 140	-		8	14	10
EMB 120		1	1	-	-
Corporate & Defense					
EMB 135	-	1	4	2	-
EMB 145	-	-	-	1	1
Total	**42**	**45**	**42**	**34**	**30**

In addition to deliveries of jets, the composition of net sales consolidates sales of spare parts and services and sales to the defense market. In 1Q02 the commercial aviation segment represented 88.2%, defense 5.9% and customer services 5.9% of total net sales.

Net Sales by Segment	4th Quarter 2001		1st Quarter 2001		1st Quarter 2002	
	R$	%	R$	%	R$	%
Commercial Aviation	1,288.8	87.3%	1,374.5	90.2%	1,170.8	88.2%
Defense Aviation	49.1	3.3%	43.1	2.8%	78.8	5.9%
Corporate Aviation	71.3	4.8%	-	-	-	-
Customer Services and Others	67.7	4.6%	107.3	7.0%	78.7	5.9%
Total	**1,476.9**	**100%**	**1,524.9**	**100.0%**	**1,328.3**	**100%**

The cost of goods sold (COGS) was R$ 825.9 million in 1Q02, or 10.9% below the R$ 927.2 million recorded in the same quarter of the prior year.

In 1Q02, the gross margin was 37.8%, compared with 39.2% recorded in 1Q01. The reduction in gross margin is a result of the impact of the exchange rate variation between the date of purchase of components and raw materials, generally imported and quoted in dollars, and the corresponding delivery dates of the aircraft. In 1Q01 the Real devalued by 10.5% against the Dollar, while during the quarter ended March 31, 2002, the dollar exchange rate remained practically stable.

The 1Q02 gross margin compared to the 4Q01 of 35.1%, presented an increase of 2.7% even considering the accounting revision started in 2002.

Administrative and Selling Expenses

Administrative and selling expenses were R$ 177.4 million in 1Q02, 15.9% higher than the R$ 153.0 million recorded in 1Q01.

Selling expenses decreased 2.4% from R$ 116.1 million in 1Q01 to R$ 113.3 million in the equivalent period of 2002. The reduction in selling expenses is a consequence of the reduction in aircraft deliveries since September 2001, as theses expenses also include the presales and after-sales support for the ERJ 135/140/145 regional jet family.

Administrative expenses in 1Q02 totaled R$ 64.1 million. In order to improve its accounting procedures and tax efficiency, as from 2002 Embraer revised the classification of certain expenses that up to 2001 were classified as costs of goods sold (COGS), and as from 2002 were classified as administrative expenses. This revision in the 1Q02 represented an additional R$ 18.0 million referring to expenses related to the information technology structure and other several supports. If the Company had not made this revision, administrative expenses in 1Q02 would have totaled R$ 46.1 million, compared with R$ 36.9 million in 1Q01 and R$ 53.7 million in 4Q01.

Other Operating Income (Expenses), net

Other net operating expenses were R$ 45.2 million in 1Q02, compared to an expense of R$ 13.0 million in the same period of the prior year. During 1Q02, Embraer recognized expenses totaling R$ 19.2 million related with the joint definition phase cost of the EMBRAER 190 program, R$ 12.2 million related with research and development not applied to specific projects, R$ 7.7 million related with pre-operating expenses for the e-market place - AEROChain® and R$ 2.2 million for the pre operational cost of Gavião Peixoto.

Profit-sharing

The Variable Remuneration Program, in which employee profit sharing is established according to a performance appraisal of each employee/team, and linked to income from operations and the distribution of dividends to Embraer shareholders. As a result, the provision of R$ 15.1 million made in 1Q02 was based on the distribution of interest on shareholders' equity during the period and it is subject to the achievements of targets established at the beginning of the year.

Income from Operations before Financial Income (Expenses)

In 1Q02, the income from operations before financial income (expenses) including employee profit sharing and equity in unconsolidated subsidiary was R$ 265.0 million, lower than the R$ 421.3 million in the equivalent period of 2001. As a result, Embraer achieved operating margins of 20.0% and 27.6% respectively.

Comparing the operating income for 1Q02 with the 4Q01 figure of R$ 294.8 million, this represented a 10.1% decrease, in line with the reduction in net sales over the period. The operating margin for the period remained stable at 20.0%.

EBITDA

EBITDA - Earnings before interest, taxes, depreciation and amortization in 1Q02 were R$ 302.0 million, representing a 22.7% margin on net sales compared with R$ 465.3 million for 1Q01 and an EBITDA margin of 30.5%. The EBITDA margin for 1Q01 was strongly impacted by the 10.5% devaluation of the Real during that quarter.

EBITDA in 4Q01 was R$ 327.9 million, slightly higher than the EBITDA for 1Q02, but the EBITDA margin remained in line over the period.

Financial Income (Expenses), net

In 1Q02, Embraer's net financial income was R$ 7.8 million, excluding the distribution of interest on shareholders' equity to Company shareholders and monetary and exchange variations, was lower than the revenue of R$ 46.6 million in the 1Q01 and R$ 34.4 million in the 4Q01, as a function of the reduction in cash availability vestments as from September 2001 (see "Financial Management").

Net monetary and exchange variations decreased from an expense of R$ 160.4 million in 1Q01 to an expense of R$ 24.7 million in the equivalent period of 2002. This result is due to a 10.5 % devaluation of the Real against the Dollar in 1Q01, while the Real remained practically stable during the quarter ended March 31, 2002.

Non-operating Income (Expense), net

In 1Q02, net non-operating expenses totaled R$ 0.4 million compared with an expense of R$ 5.1 million in 1Q01.

Income Tax

In 1Q02, the provision for income tax and social contribution totaled R$ 70.1 million, equivalent to 28.2% of pretax income, compared with the R$ 82.3 million for the equivalent period of the prior year. The reason for this decrease is related with the lower pre-tax income in the 1Q02.

Net Income

Finally, Embraer's net income in 1Q02 of R$ 176.4 million was 19.4% lower than net income for the equivalent period of 2001 of R$ 218.7 million. The net margin in 1Q02 was 13.3%, compared with the 14.3% margin obtained in the equivalent period of 2001.

Financial Management

As of March 31, 2002 the Embraer cash position totaled R$ 1,471.1 million. On the same date total indebtedness was R$ 1,381.7, of which R$ 1,290.6 million, equivalent to 93.4% of total indebtedness, is denominated in foreign currency and R$ 532.1 million corresponds to long-term debt. At year-end the Company had a net cash position of R$ 89.4 million.

Balance Sheet and Other Data	December 31 2001		March 31 2002	
	R$	US$	R$	US$
Cash and cash equivalents	1,739.1	749.5	1,471.1	633.1
Accounts receivable - total	*1,558.4*	671.6	1,770.0	761.7
Inventories	2,371.1	1,021.8	2,292.6	986.6
Total assets	*7,726.2*	3,329.7	7,634.2	3,285.5
Bank debt	1,792.0	772.3	1,381.7	594.6
Total liabilities	7,726.2	3,329.7	7,634.2	3,285.5
Net cash (debt)	(52.9)	(22.8)	89.4	38.5
Shareholders' equity	2,456.9	1,058.8	2,576.6	1,108.9

The increase in the net cash position between December 31 and the end of 1Q02 is principally due to contributions made by the risk sharing partners of the EMBRAER 170/190 program for the development of this new jet family. Over the period R$ 197.7 million was received, and posted under the company's accounts payable. These contributions prove the achievements of the program development, as well as the commitment of the industrial partners.

Another factor that contributed to the increase in Embraer's net cash position was the reduction in inventories. The reprogramming of aircraft deliveries as from September 2001 increased the inventories. However negotiations with suppliers, given the flexibility and spirit of partnership of the existing contracts, allowed inventories to be consumed as from the 1st quarter of this year. Therefore on December 31, 2001, inventories totaled R$ 2,371.1 million, decreasing to R$ 2,292.6 million by March 31, 2002, corresponding to a R$ 78.5 million reduction over the period.

Since September 2001, Embraer supported some aircraft deliveries to certain clients that were concluding their financing agreements. Of total accounts receivable on March 31, 2002, R$ 1,487.6 million is related with these deliveries. The restructuring process has now been concluded and the Company will begin settling accounts receivable as from May 21, 2002.

Investments in R&D and Productivity

Research and Development (R&D)

In 1Q02, R$ 65.1 million (equivalent to US$ 27.4 million) was invested in development of new products, including principally development of the new EMBRAER 170/190 jet family, and also in the maintenance and improvement of existing models.

Productivity and Improvements in Industrial Capacity

In 1Q02, R$ 44,7 million (equivalent to US$ 18.8 million) was invested in improving the company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment.

Financial information - US GAAP

Financial information in accordance with US GAAP will be publicly available on May 29, 2002 and will be followed by a conference call.

Markets and Backlog

Commercial Market

At March 31, 2002 the order backlog of Commercial products showed a balance of 446 aircraft to be delivered and a total of 561 options, which reflects a healthy demand for the Company's current models and new products.

ERJ 135/140/145 Jet Family

The family of 37, 44 and 50 seat regional jets comprises the ERJ 135/140/145 models respectively. The commonality ratio, of approximately 96%, between models, enables the same ground support equipment to be used by customers operating the aircraft, as well as the same pilot certification and standardized maintenance procedures, providing customers with significant operating and maintenance benefits.

The order backlog for the ERJ 135/140/145 regional jet family at the end of 1Q02 totaled 865 firm orders, of which 531 already delivered, and 359 options.

The New Family of EMBRAER 170/175/190/195 Jets

The EMBRAER 170 and EMBRAER 190 and 195 with 70, 98 and 108 seats respectively, were launched in June of 1999. Also, the EMBRAER 175, a 78-seat aircraft, was officially launched on October 29 during the roll out ceremony of the EMBRAER 170.

The EMBRAER 170 made its maiden flight on February 19, 2002 and on April 9, the second prototype flew. Today, the two aircraft have more than 100 hours flight test with excellent results.

The development and certification program is being implemented considering six test aircraft and two structural test models. Embraer has re-evaluated the impacts of the delay of approximately three months in beginning the testing phase and forecast certification of the aircraft by the end of 1Q03, followed by delivery of the first aircraft to the launch customer SWISS, from Switzerland.

Even before the maiden flight of the prototype, Embraer had already received 112 firm orders and 202 options for the new jet family, ordered by important international airlines and leasing companies.

Corporate Market

The Legacy is an executive version developed based on the successful ERJ 135 regional jet platform. Launched on July 26, 2000 at the Farnborough Air Show in England, the Legacy will be available in executive, corporate and authority transport versions. After making its maiden flight in March, the Legacy received type certification from the CTA - *Centro Técnico Aeroespacial* (Aerospace Technical Center) on December 10, 2001, as the first Brazilian aircraft in the executive jet category.

The order backlog for the executive version of the Legacy totaled 41 firm orders and 38 options by the end of 1Q02.

Sales of the Legacy Shuttle and the EMB 135, the corporate version of the ERJ 135, have been successful. By the end of the first quarter of 2002, the order backlog totaled 32 firm orders and 56 options and 7 aircraft have been delivered.

The Corporate Aviation order backlog reached a total of 167 aircraft at March 31, 2002, consisting of 73 firm orders and 94 options, of which 7 aircraft have been delivered.

Defense Market

The Brazilian Ministry of Defense is holding a selection process to supply up to 24 supersonic jets designated F-X. Embraer is taking part in the bidding, offering the Mirage 2000-5/BR supersonic fighter to the Brazilian Air Force (FAB). The aircraft is being developed through a complete industrial program with full command of the technology and project autonomy, executed through a consortium led by Embraer with its strategic partners Dassault Aviation, Thales and Snecma. The winning bidder will be selected by the Brazilian National Defense Council.

Within the scope of the proposal submitted last October, Embraer and the French aerospace companies signed an agreement to join forces and combine resources in the strategic, technical, industrial, logistics and commercial fields in the first quarter of this year, legally establishing a joint venture named "Consórcio Mirage 2000 BR".

Customer Service Market

In parallel with the certification and flight-testing procedures of the Legacy, the new Embraer corporate jet, in February the Company announced the appointment of two new representatives to its increasing global service network. The installations of Jet Aviation at Dusseldorf, Germany and London Biggin Hill in England are the latest Legacy Service Centers. The addition of these two new locations increases the number of Legacy Service Centers worldwide to eleven.

Also in February, an agreement was signed with Hawker Pacific to incorporate a service center to provide maintenance and authorized factory services to Embraer aircraft operators in the Australian and Southeast Asian markets.

In March 2002, Embraer concluded the acquisition of the operating assets of Celsius Aerotech Inc., located in Nashville, Tennessee (USA). Embraer will operate this business as a large aircraft maintenance and component service center. The acquisition was made by Embraer Aircraft Maintenance Services, Inc, a subsidiary of Embraer Aircraft Holding, Inc., which in turn is a subsidiary of Embraer in the United States.

Backlog and Delivery Outlook

The Embraer backlog at March 31, 2002 was US$ 10.3 billion, which together with options, reached US$ 23.0 billion. The following chart shows the order backlog at the end of each quarter:


Order Backlog
US$ billion
Options
Firm
23,7
23,5
23,9
23,4
23,1
12,8
12,8
12,7
12,7
12,8
10,9
10,7
11,2
10,7
10,3
1Q01
2Q01
3Q01
4Q01
1Q02

As announced on September 28, 2001 and February 22, 2002, Embraer is maintaining projected deliveries planned for this year and 2003 of 135 and 145 aircraft respectively.

As a consequence of the adverse scenario faced by airlines, in the quarter ended March 31, 2002, Embraer did not announce new sales, but in this quarter new sales campaigns began, for the 37 to 50 seat segment and for the new EMBRAER 170/190 jet family.

Investor Relations

In an Extraordinary Shareholders' Meeting held on March 1, 2002, a stock dividend of 88,430,168 preferred shares was approved to all holders of Embraer common and preferred shares in proportion to their holdings on that date. 0.142106 of a preferred share was distributed for each existing common share or preferred share.

The preferred shares issued will not be entitled to the dividend for the financial year ended December 31, 2001, but have the same characteristics as the other existing preferred shares.

Therefore the stock dividend resulted in an increase in the number of shares outstanding from 622,282,874, (242,544,448 common shares and 379,738,426 preferred shares) to a total of 710,713,042 shares (242,544,448 common shares and 468,168,594 preferred shares).

In 1Q02, Embraer preferred shares appreciated by 3.36%, reaching a R$ 11.70 value per share on March 28, 2002. During the same period the average daily volume traded on the São Paulo Stock Exchange (BOVESPA) was R$ 9.1 million. The common stock appreciated by 3.45% in the quarter, and closed the quarter with a value of R$ 11.10 per share and an average daily trading volume of R$ 2.3 million. In the same period the Ibovespa index fell by 2.38%.

The ADSs trading on the New York Stock Exchange (NYSE) appreciated 6.27% during the quarter and were quoted at US$ 20.18 per ADS at the end of the quarter. The average daily trading volume for the period totaled 289.2 thousand ADSs, equivalent to a financial volume of US$ 5.8 million. In the same period, the Dow Jones index rose by 3.82%

The quotations of the Embraer and ADS stock already reflect the stock dividend of 14.2106% on March 1, 2002.

The common (EMBR3) and preferred (EMBR4) Embraer stock closed the 1st quarter of 2002 with participations in the Bovespa index of 1.72% and 1.31% respectively. As from May 2002, a new theoretical portfolio for the Bovespa index came into effect for the period from May through August 2002, and the relative participations of the preferred and common stock became 2.434 % and 1.098%, respectively. On the international market the ADSs form part of the Morgan Stanley Composite Index (MSCI).

The Board of Directors of the company approved the distribution of interest on shareholders' equity (ISE) for the 1st quarter of 2002 totaling R$ 58.9 million during a meeting on March 19, 2002. On April 15, R$ 0.07777 was distributed for each common share and R$ 0.085544 each preferred share.

####

The full version of the financial statements is available from the Company's Investor Relations web site www.embraer.com.br.

For additional information, contact:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS

Expressed in thousands of *Reais* – Corporate Law

ASSETS

	As of December 31, 2001 *Audited*	As of March 31, 2002 *Limited Review*
CURRENT ASSETS		
Cash and cash equivalent	1,739,118	1,471,128
Trade accounts receivables	1,441,320	1,696,478
Allowance for doubtfull accounts	(55,131)	(54,929)
Recoverable taxes	35,979	39,585
Deferred income taxes	246,910	237,257
Other receivables	135,584	117,400
Inventories	2,371,095	2,292,572
Prepaid expenses	55,986	43,770
Total Current Assets	**5,970,861**	**5,843,261**
NON CURRENT ASSETS		
Trade account receivable	117,106	73,554
Recoverable taxes	5,967	3,402
Compulsory loans, guarantee and other deposits	305,643	300,165
Other receivables	12,200	12,684
Deferred income taxes	104,651	118,072
Prepaid expenses	16,558	15,493
Total Noncurrent Assets	**562,125**	**523,370**
PERMANENT ASSETS		
Investments	10,109	10,324
Property, plant & equipment	718,572	744,925
Deferred charges	464,571	512,291
Total Permanent Assets	**1,193,252**	**1,267,540**
TOTAL ASSETS	**7,726,238**	**7,634,171**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS

Expressed in thousands of *Reais* – Corporate Law

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31, 2001	As of March 31, 2002
	Audited	*Limited Review*
NON CURRENT LIABILITIES		
Loans	1,223,081	849,599
Suppliers	615,716	632,251
Accounts payable	144,257	133,659
Customers' advances	881,760	855,885
Taxes and social charges payable	303,117	400,796
Accrued taxes on income	112,292	48,698
Dealers and sales agent	1,321	1,307
Accrued liabilities	512,025	551,872
Dividends	102,133	102,327
Interest on Capital	51,475	53,600
Deferred income taxes	4,743	4,665
Total Current Liabilities	**3,951,920**	**3,634,659**
LONG TERM LIABILITIES		
Loans	568,930	532,064
Accounts payable	372,081	534,874
Cutomers' advances	247,340	227,698
Long term portion of refinance taxes	49,610	48,854
Accrued liabilities	24,985	24,439
Deferred income tax	34,853	34,737
Total Long Term Liabilities	**1,297,799**	**1,402,666**
MINORITY INTEREST	19,652	20,270
SHAREHOLDERS' EQUITY		
Capital	941,338	1,645,838
Capital reserve	118,723	120,982
Legal reserve	118,060	118,060
Income reserve	1,278,746	691,696
Total Shareholders' Equity	**2,456,867**	**2,576,576**
TOTAL LIABILITIES	**7,726,238**	**7,634,171**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

INCOME STATEMENT - CONSOLIDATED

Expressed in thousands of *Reais* – Corporate Law

	4th Quarter As of December 31,	1st Quarter As of March 31,	
	2001	2001	2002
	Limited Review	*Limited Review*	
SALES			
Gross Sales			
Domestic market	28,208	30,118	35,743
Foreign market	1,461,613	1,527,228	1,324,079
Sales deductions	(12,882)	(32,434)	(31,497)
NET SALES	**1,476,939**	**1,524,912**	**1,328,325**
COST OF SALES	(958,212)	(927,200)	(825,890)
GROSS PROFIT	**518,727**	**597,712**	**502,435**
OPERATING INCOME (EXPENSES)			
Administrative	(53,654)	(36,870)	(64,082)
Selling	(112,468)	(116,103)	(113,312)
Other expenses, net	(18,016)	(13,028)	(45,182)
Equity in unconsolidated subsidiary	245	-	201
Profit sharing	(40,041)	(10,424)	(15,078)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	**294,793**	**421,287**	**264,982**
FINANCIAL INCOME (EXPENSES)			
Interest Expense	(42,999)	(30,351)	(50,939)
Interest income	77,372	76,993	58,787
Monetary & exchange variations, net	131,235	(160,427)	(24,738)
INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)	**460,401**	**307,502**	**248,092**
NON OPERATING INCOME (EXPENSE), NET	(4,276)	(5,105)	(366)
INCOME BEFORE TAX	**456,125**	**302,397**	**247,726**
INCOME TAX & SOCIAL CONTRIBUTION	(163,187)	(82,336)	(70,092)
INCOME AFTER TAX	**292,938**	**220,061**	**177,634**
MINORITY INTEREST	(1,644)	(1,338)	(1,274)
NET INCOME	**291,294**	**218,723**	**176,360**
TOTAL SHARES OUTSTANDING AT PERIOD END	622,282,874	543,409,874	710,713,042
EARININGS PER SHARE AT THE END OF EACH PERIOD (in R$)	**0.4681**	**0.4025**	**0.2481**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CASH FLOW - CONSOLIDATED

Expressed in thousands of *Reais* – Corporate Law

	Three months ended March 31, 2001	Three months ended March 31, 2002
	Limited Review	
OPERATING ACTIVITIES		
Net Income	218,723	176,360
Non cash items		
Depreciation and amortization	44,039	37,042
Allowance for doubtful accounts	4,338	(202)
Gain on permanent asset disposals	(18)	259
Write off of deferred charges		727
Reversal of deferred income	(3)	-
Provision for losses	14,055	1,203
Deferred income tax and social contribution	(8,754)	(3,962)
Interest on loans, tax installments, debentures and others	14,914	22,260
Reserve for (reversal of) contingencies	(64)	(4)
Monetary and Exchange Variations, net	59,480	(2,431)
Equity in unconsolidated subsidiary	-	(201)
Minority interest	1,338	1,274
Translation gain on consolidated foreign investment	(15,411)	3,800
Total Operating Activities	**332,637**	**236,125**
CHANGES IN CURRENT ASSETS AND LIABILITIES		
Accounts receivable	(168,308)	(255,158)
Inventories	(305,986)	78,523
Prepaid expenses	(1,941)	12,216
Recoverable taxes	(7,201)	(3,606)
Other receivable	(10,581)	18,184
Suppliers	425,771	16,535
Accrued taxes on income	(3,154)	(63,594)
Accrued liabilities	17,167	39,847
Customer advances	70,261	(25,875)
Taxes and social charges payable	21,712	98,585
Others	23,887	(10,612)
Total changes in Current Assets and Liabilities	**61,627**	**(94,955)**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CASH FLOW - CONSOLIDATED

Expressed in thousands of *Reais* – Corporate Law

	Three months ended March 31, 2001	Three months ended March 31, 2002
		Limited Review
CHANGES IN NON CURRENT ASSETS AND LIABILITIES		
Accounts receivable	(6,789)	43,553
Recoverable taxes	-	2,566
Other receivable	5,044	(16,473)
Prepaid expenses	-	1,064
Accounts payable	31,272	(34,900)
Customer advances	17,478	(19,642)
Accrued liabilities	596	(542)
Taxes payable	(1,097)	(1,127)
Minority interest	243	(656)
Total changes in Non Current Assets and Liabilities	**46,747**	**(26,157)**
NET CASH PROVIDED BY OPERATING ACTIVITIES	**441,011**	**115,013**
INVESTING ACTIVITIES		
Sale of property, plant and equipment	78	11
Compulsory loans	(2,275)	5,478
Additions to property, plant and equipment	(43,901)	(44,677)
Additions to deferred charges	(46,904)	(65,109)
Net Cash used in Investing Activities	**(93,002)**	**(104,297)**
FINANCING ACTIVITIES		
Loans repaid	(881,392)	(740,119)
New loans obtained	815,742	324,998
Payment of refinanced taxes	(1,117)	(1,151)
Guarantee deposits	(6,689)	(3,535)
Dividends & interest on shareholders' equity paid	(80,444)	(56,592)
Risk sharing partners contribution	8,228	197,693
Net Cash provided (used in) Financing Activities	**(145,672)**	**(278,706)**
NET INCREASE (DECREASE) IN CASH	**202,337**	**(267,990)**
Cash & cash equivalent, beginning of the period	2,325,579	1,739,118
CASH & CASH EQUIVALENTS, END OF PERIOD	**2,527,916**	**1,471,128**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A

BACKLOG AS OF MARCH 31, 2002

ERJ 145:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
Air Caraibes	Guadalupe	2	0	2	0
Air Moldova	Moldova	2	2	0	2
Alitalia	Italy	8	13	8	0
American Eagle	USA	56	17	56	0
Axon Airlines	Greece	3	0	3	0
British Midland	UK	11	5	9	2
British Regional	UK	23	3	22	1
Brymon	UK	7	14	7	0
Cirrus	Germany	1	0	1	0
Continental Express	USA	245	100	116	129
SWISS	Switzerland	25	15	22	3
ERA	Spain	2	0	2	0
KLM Exel	Netherlands	2	2	2	0
LOT	Poland	16	0	13	3
Luxair	Luxembourg	9	2	9	0
Mesa	USA	36	45	27	9
Portugalia	Portugal	8	0	8	0
Proteus	France	18	14	11	7
Regional Airlines	France	17	0	14	3
Rheintalflug	Áustria	4	4	3	1
Rio-Sul	Brazil	16	0	16	0
Sichuan Airlines	China	5	0	5	0
Skyways AB	Sweden	4	11	4	0
Trans States	USA	12	0	12	0
Wexford	USA	38	20	38	0
Total		**570**	**267**	**410**	**160**

ERJ 135:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
American Eagle	USA	40	0	40	0
British Midland	UK	4	0	2	2
City Air	Sweden	2	1	2	0
Continental Express	USA	30	0	30	0
Pan Européenne	France	1	1	1	0
Proteus	France	6	0	6	0
Regional Airlines	France	3	0	3	0
Regional Air Lines	Marrroco	5	5	0	5
SA Airlink	South Africa	30	40	5	25
TOTAL		**121**	**47**	**89**	**32**

ERJ 140:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
American Eagle	USA	139	25	22	117
Midwest Express	USA	20	20	0	20
Wexford	USA	15	0	10	5
TOTAL		**174**	**45**	**32**	**142**

EMBRAER 170:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
SWISS	Switzerland	30	50	0	30
GECAS	USA	50	78	0	50
Air Caraibes	Guadalupe	2	2	0	2
Total		**82**	**130**	**0**	**82**

EMBRAER 195:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
SWISS	Switzerland	30	50	0	30
GECAS	USA	0	22	0	0
Total		**30**	**72**	**0**	**30**

Legacy Executive:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
SWIFT	USA	24	25	0	24
Undisclosed	USA	17	13	0	17
TOTAL		**41**	**38**	**0**	**41**

Legacy Shuttle & EMB 135 - Corporate Market:

Customer	Country	Firm Order	Option	Deliveries	Firm Order Backlog
Undisclosed	USA	6	6	6	0
Conoco	USA	1	0	1	0
Indigo	USA	25	50	0	25
TOTAL		**32**	**56**	**7**	**25**

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANUNCIA OS RESULTADOS DO 1° TRIMESTRE DE 2002.

As informações operacionais e financeiras da empresa, exceto onde de outra forma indicado, são apresentadas com base em números consolidados e em reais, de acordo com a Legislação Societária. Os valores expressos em dólares americanos foram obtidos utilizando-se a taxa média (R$ 2,01600 para o 1°. trimestre de 2001 e R$ 2,3800 para o 1°. trimestre de 2002) ou a taxa final do dólar comercial nos períodos correspondentes (R$ 2,3204 para 31 de dezembro de 2001 e R$ 2,3236 para 31 de março de 2002), dependendo se referentes ao demonstrativo de resultado ou a dados de balanço respectivamente.

São José dos Campos, 13 de maio de 2002 – A Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ) 4ª maior fabricante de aeronaves comerciais e maior exportadora brasileira, encerrou o 1°. trimestre de 2002 com uma receita líquida de R$ 1.328,3 milhões (US$ 558,1 milhões) e um lucro líquido de R$ 176,4 milhões (US$ 74,1 milhões) equivalente a um lucro por ação de R$ 0,24815. Os pedidos em carteira totalizaram US$ 23,1 bilhões, sendo US$ 10,3 bilhões em ordens firmes e US$ 12,8 bilhões em opções.

Destaques do 1° Trimestre

- Foram entregues 30 jatos da família ERJ 135/140/145 no 1°. trimestre de 2002 (1T02), comparado com entregas de 42 jatos no 1°. trimestre de 2001 (1T01) e 34 jatos no 4°. trimestre de 2001 (4T01).

- A receita líquida no 1T02 atingiu R$ 1.328,3 milhões (equivalentes a US$ 558,1 milhões) é 12,9% inferior a receita líquida apresentada no 1T01.

- O EBITDA - *Earnings before interest, taxes, depreciation and amortization* no 1T02 foi de R$ 302,0 milhões (equivalentes a US$ 126,9 milhões) e menor que os R$ 465,3 milhões do 1T01. A margem EBITDA no 1T02 foi de 22,7% frente a 30,5% obtida no 1T01. A margem EBITDA do 1T01 foi fortemente beneficiada pela desvalorização de 10,5% do real frente ao dólar ocorrida naquele período.

- O lucro líquido do 1T02 foi de R$ 176,4 milhões (equivalente a US$ 74,1 milhões), representando uma diminuição de 19,4% em relação ao 1T01. A margem líquida 1T02 foi 13,3% comparada a 14,3% obtida em igual período de 2001.

- No dia 19 de fevereiro de 2002 o EMBRAER 170, o primeiro jato de uma nova geração de aviões para 70 a 108 passageiros, voou pela primeira vez.

- Em março de 2002, a Embraer concluiu a aquisição dos ativos operacionais da Celsius Aerotech Inc., localizada em Nashville, estado do Tennessee (EUA), que passou a operar como Embraer Aircraft Maintenance Services, Inc..

Demonstração de Resultados

A seguir apresentamos uma análise comparativa, dos principais indicadores da demonstração de resultados consolidados da Embraer, referentes ao 4T01, 1T01 e 1T02.

Dados da Demonstração	4o. Trimestre	1o. Trimestre			
de Resultados	2001	2001		2002	
	R$	R$	US$	R$	US$
Receita líquida	1.476,9	1.524,9	756,4	1.328,3	558,1
Lucro bruto	**518,7**	**597,7**	**296,5**	**502,4**	**211,1**
Magem Bruta (%)	*35,1%*	*39,2%*	*39,2%*	*37,8%*	*37,8%*
Despesas operacionais	(183,9)	(166,0)	(82,3)	(222,3)	(93,4)
Participação nos lucros	(40,0)	(10,4)	(5,2)	(15,1)	(6,3)
Lucro operacional	**294,8**	**421,3**	**209,0**	**265,0**	**111,4**
Margem operacional (%)	*20,0%*	*27,6%*	*27,6%*	*20,0%*	*20,0%*
Depreciação e amortização	33,1	44,0	21,8	37,0	15,5
EBITDA	**327,9**	**465,3**	**230,8**	**302,0**	**126,9**
Margem EBITDA (%)	*22,2%*	*30,5%*	*30,5%*	*22,7%*	*22,7%*
Receita (Despesa) financeira líquida	34,4	46,6	23,1	7,8	3,3
Variações monetárias e cambiais líquidas	131,2	(160,4)	(79,6)	(24,7)	(10,4)
Outras receitas (despesas) não operacionais	(4,3)	(5,1)	(2,5)	(0,4)	(0,2)
Lucro antes dos Impostos	**456,1**	**302,4**	**150,0**	**247,8**	**104,1**
Imp.Renda e CSSL	(163,2)	(82,3)	(40,8)	(70,1)	(29,5)
Participação Minoritários	(1,6)	(1,3)	(0,7)	(1,3)	(0,5)
Lucro Liquido	**291,3**	**218,7**	**108,5**	**176,4**	**74,1**
Margem líquida (%)	19,7%	14,3%	14,3%	13,3%	13,3%
Quantidade de ações ao final do período (Milhões)	622,28	543,41	543,41	710,71	710,71
Lucro por ação	0,46811	0,40250	0,19965	0,24815	0,10426

Receita Líquida, Custo dos Produtos Vendidos e Margem Bruta

A receita líquida do 1T02, de R$ 1.328,3 milhões, foi 12,9% menor que a apresentada no 1T01, de R$ 1.524,9 milhões. A queda da receita líquida da Embraer ocorrida no período é reflexo da redução da cadência de entregas de aeronaves para o mercado regional, ocorrida a partir de setembro de 2001.

No 1T02 foram entregues 30 aeronaves da família ERJ 135/140/145, ou seja, 28,6% menos aeronaves entregues em igual período de 2001. De janeiro a março de 2002 foram entregues 29 jatos para o mercado regional, dos quais 18 ERJ 145, 10 ERJ 140 e um ERJ 135. Além das entregas para o mercado regional, foi entregue um jato para o transporte de autoridades para o mercado de defesa. Entretanto, no 1T01 foram entregues 42 jatos da família ERJ 135/140/145.

A receita líquida do 1T02 foi 10,1% menor que a receita líquida do 4T01, de R$ 1.476,9 milhões, comparada com uma diminuição de 11,8% nas entregas de aeronaves da família de ERJ 135/140/145. No 4T01 foram entregues um total de 34 aeronaves. A diminuição do número de aeronaves entregues neste período, é conseqüência da reprogramação de entregas acordada com os clientes após setembro de 2001 e, em menor extensão, do menor número de dias úteis existentes no 1°. trimestre.

Entregas Por Mercado	1T01	2T01	3T01	4T01	1T02
Comercial					
ERJ 135	14	4	7	2	1
ERJ 145	28	39	22	15	18
ERJ 140	-		8	14	10
EMB 120		1	1	-	-
Corporativo e Defesa					
EMB 135	-	1	4	2	-
EMB 145	-	-	-	1	1
Total	**42**	**45**	**42**	**34**	**30**

Além da entregas de jatos, a composição da receita líquida consolida as vendas de peças de reposição e serviços e vendas ao mercado de defesa. No 1T02, o segmento de aviação comercial representou 88,2%, a aviação de defesa 5,9% e serviços ao cliente 5,9% do total da receita líquida.

Receita Líquida por Segmento	4o. Trimestre 2001		1o. Trimestre 2001		1o. Trimestre 2002	
	R$	%	R$	%	R$	%
Aviação Comercial	1.288,8	87,3%	1.374,5	90,2%	1.170,8	88,2%
Aviação de Defesa	49,1	3,3%	43,1	2,8%	78,8	5,9%
Aviação Corporativa	71,3	4,8%	-	-	-	-
Serviços ao Cliente e Outros	*67,7*	4,6%	*107,3*	7,0%	*78,7*	5,9%
Total	**1.476,9**	**100%**	**1.524,9**	**100,0%**	**1.328,3**	**100%**

O custo dos produtos vendidos (CPV) atingiu R$ 825,9 milhões no 1T02, ou 10,9% abaixo dos R$ 927,2 milhões registrado no mesmo trimestre do ano anterior.

No 1T02, a margem bruta atingiu 37,8%, comparada a 39,2% registrada no 1T01. A diminuição da margem bruta é proveniente do impacto da variação cambial, ocorrida entre a data de compra dos componentes e matéria prima, geralmente importados e denominados em dólares, até a respectiva data de entrega da aeronave. Assim, no 1T01 o real desvalorizou-se 10,5% frente ao dólar, enquanto no trimestre encerrado em 31 de março de 2002 a cotação do dólar manteve-se praticamente estável. Por outro lado, a margem bruta do 1T02 comparada com a do 4T01, de 35,1%, apresentou um crescimento de 2,7%, suplantando o impacto da revisão contábil ocorrida no 1T02 (ver "despesas administrativas e comerciais").

Despesas Administrativas e Comerciais

As despesas administrativas e comerciais alcançaram R$ 177,4 milhões no 1T02, ou 15,9% maiores que os R$ 153,0 milhões registrados no 1T01.

No período comparado, as despesas comerciais apresentaram uma queda de 2,4% passando de R$ 116,1 milhões no 1T01 para R$ 113,3 milhões no mesmo período de 2002. A redução das despesas comerciais no período é um reflexo da diminuição da cadência de entregas de aeronaves ocorrida a partir de setembro de 2001 uma vez que estas despesas incluem também os gastos relativos ao suporte pré e pós-venda referentes à família de jatos regionais ERJ 135/140/145.

As despesas administrativas no 1T02 totalizaram R$ 64,1 milhões. Visando uma melhoria nos seus processos contábeis e eficiência tributária, a Embraer revisou a classificação contábil de algumas despesas que, até 2001 eram classificadas como custo dos produtos vendidos (CPV) e, a partir de 2002 passaram a ser classificadas como despesas administrativas. Esta revisão, no 1T02, representou R$ 18,0 milhões adicionais e, referem-se a despesas relacionadas a tecnologia da informação e apoios diversos. Caso a Empresa não realizasse esta revisão, as despesas administrativas no 1T02 totalizariam R$ 46,1 milhões comparado a R$ 36,9 milhões no 1T01 e a R$ 53,7 milhões no 4T01.

Outras Receitas (Despesas) Operacionais Líquidas

No 1T02 foram registrados R$ 45,2 milhões de outras despesas operacionais líquidas, contra uma despesa de R$ 13,0 milhões no mesmo período do ano anterior. Ao longo do 1T02 a Embraer reconheceu despesas no valor de R$ 19,2 milhões relacionadas ao custo da fase de definição conjunta (joint defenition phase) do programa EMBRAER 190, R$ 12,2 milhões relacionados a pesquisa e desenvolvimento não aplicados à projetos específicos, R$ 7,7 milhões relacionadas as despesas pré operacionais do *e-market place* - AEROChain® e R$ 2,2 milhões relativos aos custos de estruturação das operações de Gavião Peixoto.

Participação nos Lucros e Resultados

O Programa de Remuneração Variável - Participação dos empregados nos lucros e resultados está vinculada ao plano de ação e alcance de objetivos específicos, além da distribuição de dividendos aos acionistas da Embraer. A provisão de R$ 15,1 milhões realizada no 1T02 foi baseada na distribuição de juros sobre capital próprio ocorrida no período e será sujeita aos critérios acima referidos.

Lucro Operacional

No 1T02 o lucro operacional, antes das receitas e despesas financeiras e incluindo-se a provisão de participação dos empregados nos lucros e resultados e a equivalência patrimonial foi de R$ 265,0 milhões, menor que o lucro operacional apurado em igual período de 2001, de R$ 421,3 milhões. Assim, a Embraer alcançou margem operacional de 20,0% e 27,6% respectivamente.

Ao comparamos o lucro operacional do 1T02 com o 4T01 de R$ 294,8 milhões, este apresentou uma queda de 10,1% em linha com a diminuição da receita liquida ocorrida no período. A margem operacional no período também manteve-se estável em 20,0%.

EBITDA

O EBITDA - *Earnings before interest, taxes, depreciation and amortization,* no 1T02 alcançou R$ 302,0 milhões, apresentando uma margem de 22,7% sobre a receita líquida comparado aos R$ 465,3 milhões do 1T01 e a margem EBITDA de 30,5%. A margem EBITDA do 1T01 foi fortemente influenciada pela desvalorização do real de 10,5% ocorrida naquele trimestre.

O EBITDA no 4T01 foi de R$ 327,9 milhões, um pouco superior ao EBITDA do 1T02, porém a margem EBITDA manteve-se em linha no período.

Receita (Despesa) Financeira Líquida

No 1T02 a Embraer obteve receita financeira líquida, excluindo-se a distribuição de juros sobre o capital aos acionistas da Empresa e as variações monetárias e cambiais, de R$ 7,8 milhões, que foram menores que a receita de R$ 46,6 milhões obtida no 1T01 e de R$ 34,4 milhões obtida no 4T01, em função da diminuição das disponibilidades em caixa e aplicações financeiras ocorrida a partir de setembro de 2001 (ver "Gestão Financeira").

As variações monetárias e cambiais líquidas passaram de uma despesa de R$ 160,4 milhões no 1T01 para uma despesa de R$ 24,7 milhões em igual período de 2002. Esse resultado deve-se à desvalorização do real frente ao dólar em 10,5% ocorrida no 1T01, enquanto o real manteve-se praticamente estável a longo do trimestre encerrado em 31 de março de 2002.

Receitas (Despesas) não Operacionais

As despesas não operacionais líquidas no 1T02 totalizaram R$ 0,4 milhões e a uma despesa de R$ 5,1 milhões do 1T01.

Imposto de Renda

No 1T02 foi realizada uma provisão total para pagamento de imposto de renda e contribuição social (líquido do IR diferido) no valor de R$ 70,1 milhões e, equivalente a 28,2% do lucro antes de impostos, em comparação aos R$ 82,3 milhões registrados no mesmo período do ano anterior. A razão para esta variação está relacionada ao menor lucro antes de impostos obtido no período

Lucro Líquido

Por fim, o lucro líquido da Embraer no 1T02, de R$ 176,4 milhões foi 19,4% menor que lucro líquido do mesmo período de 2001 de R$ 218,7 milhões. A margem liquida no 1T02 foi de 13,3% comparada a margem de 14,3% obtida em igual período de 2001.

Gestão Financeira

Em 31 de março de 2002 a posição de caixa da Embraer totalizava R$ 1.471,1 milhões. Na mesma data o endividamento total era de R$ 1.381,7, sendo R$ 1.290,6 milhões, equivalentes a 93,4% do total do endividamento, indexados em moeda estrangeira e R$ 532,1 milhões relacionados a endividamento de longo prazo. Ao final do ano a Empresa apresentava um caixa líquido de R$ 89,4 milhões.

Dados de Balanço e Outras Informações	31 de dezembro 2001		31 de março 2002	
	R$	US$	R$	US$
Caixa e aplicações financeiras	1.739,1	749,5	1.471,1	633,1
Contas a Receber - total	*1.558,4*	671,6	1.770,0	761,7
Estoques	2.371,1	1.021,8	2.292,6	986,6
Total ativo	*7.726,2*	3.329,7	7.634,2	3.285,5
Endividamento Bancário	1.792,0	772,3	1.381,7	594,6
Total passivo	7.726,2	3.329,7	7.634,2	3.285,5
Caixa (endividamento) líquido	(52,9)	(22,8)	89,4	38,5
Patrimônio líquido	2.456,9	1.058,8	2.576,6	1.108,9

O aumento da posição de caixa líquido ocorrido entre 31 de dezembro e o encerramento do 1T02, deve-se principalmente a contribuições realizadas pelos parceiros de risco do programa EMBRAER 170/190 para o desenvolvimento desta nova família de jatos. No período foram recebidos R$ 197,7 milhões que foram contabilizados no contas a pagar da empresa. Estas contribuições comprovam o vigoroso desenvolvimento do programa, o cumprimento das metas e o compromisso dos parceiros industriais.

Outro fator que contribuiu para o aumento da caixa líquido da Embraer foi a diminuição dos estoques. A reprogramação de entregas de aeronaves, ocorrida a partir de setembro de 2001, fez com que os estoques apresentassem um crescimento a partir daquela data. Porém, as negociações realizadas com os fornecedores, dada a flexibilidade e tônica de parceria dos contratos existentes, fizeram com que os estoques começassem a ser consumidos a partir do 1o. trimestre deste ano. Assim, em 31 de dezembro de 2001 os estoques totalizavam R$ 2.371,1 milhões e passaram para R$ 2.292,6 milhões em 31 de março de 2002, representando uma diminuição de R$ 78,5 milhões no período.

Desde setembro de 2001, a Embraer suportou algumas entregas de aeronaves para alguns de seus clientes que estavam em processo de conclusão de suas operações de financiamento. Do total do seu contas a receber, em 31 de março de 2002, R$ 1.487,6 milhões são relativos a essas entregas, sendo que o processo de estruturação foi concluído e a Empresa iniciará a liquidação do seu contas a receber a partir do dia 21 de maio de 2002.

Investimentos em P&D e Produtividade

Pesquisa e Desenvolvimento (P&D)

No 1T02 foram investidos R$ 65,1 milhões (equivalente a US$ 27,4 milhões) em desenvolvimento de novos produtos, principalmente no desenvolvimento da nova família de jatos EMBRAER 170/190 bem como, na manutenção e melhoria dos produtos atuais.

Produtividade e Capacitação Industrial

No 1T02 foram investidos R$ 44,7 milhões (equivalente a US$ 18,8 milhões) na capacitação industrial da empresa, incluindo melhorias e modernização dos processos industriais e de engenharia, máquinas e equipamentos.

Informações selecionadas em US GAAP

As informações em US GAAP serão disponibilizadas até o dia 29 de maio de 2002 e será seguida de uma conferencia telefônica.

Mercados e *Backlog*

Mercado da Aviação Comercial

Em 31 de março de 2002 a carteira de pedidos firmes dos produtos de Aviação Comercial apresentava um saldo de 446 aeronaves por entregar e um total de 561 opções, o que reflete uma demanda saudável para os modelos atuais e pelos novos produtos da Empresa.

A Família de Jatos ERJ 135/140/145

A família de jatos regionais para transporte de 37, 44 e 50 passageiros é composta pelos modelos ERJ 135/140/145, respectivamente. Esta família apresenta índice de comunalidade entre seus membros de aproximadamente 96%, o que permite a utilização do mesmo equipamento de apoio ao solo para Clientes que operam as aeronaves e, ainda, os mesmos procedimentos de certificação de piloto e de manutenção, proporcionando aos Clientes significativos benefícios operacionais e de manutenção.

A carteira de encomendas para o mercado regional da família ERJ 135/140/145, ao final do 1T02, somava 865 encomendas firmes, sendo 531 já entregues e 359 opções de compra.

A Nova Família de Jatos EMBRAER 170/175/190/195

O EMBRAER 170 e o EMBRAER 190 e 195 com 70, 98 e 108 assentos respectivamente, foram lançados em junho de 1999. Já o EMBRAER 175, foi oficialmente lançado em 29 de outubro, durante a cerimônia de apresentação pública (*roll out)* do EMBRAER 170.

No dia 19 de fevereiro de 2002 o EMBRAER 170 vôou pela primeira vez, sendo que o 2°. pré série voou em 9 de abril passado. Hoje as duas aeronaves totalizam mais de 100 horas de vôos de testes que prosseguem com vigor e ótimos resultados.

O programa de desenvolvimento e certificação está sendo desenvolvido considerando seis aviões de teste e dois corpos de prova para ensaios estruturais. A Embraer reavaliou os impactos do atraso de aproximadamente três meses no começo da fase de testes e, prevê a certificação da aeronave para o final do 1T03 seguida da entrega da primeira aeronave para o cliente lançador SWISS, da Suíça.

Antes mesmo do primeiro vôo do protótipo, a Embraer já contabilizava 112 pedidos firmes e 202 opções de compra para esta nova família de jatos, encomendadas por importantes empresas internacionais de transporte aéreo e de leasing.

Mercado da Aviação Corporativa

Legacy é uma versão para uso executivo baseada na plataforma bem sucedida do jato regional ERJ 135. O *Legacy*, cujo lançamento oficial ocorreu em 26 de julho de 2000, durante a Feira de Farnborough, na Inglaterra, estará disponível nas versões: executiva, corporativa e transporte de autoridades. Após ter realizado o primeiro vôo, em março, o *Legacy* recebeu, em 10 de dezembro de 2001, o Certificado de Tipo do Centro Técnico Aeroespacial –(CTA), sendo o primeiro avião brasileiro da categoria jato executivo.

A carteira de encomendas para do *Legacy,* em sua versão executiva, ao final do 1T02, somava 41 encomendas firmes e 38 opções de compra.

O *Legacy Shuttle* e o EMB 135, versão do ERJ 135 para o transporte corporativo, vem sendo comercializado com sucesso. Ao final do 1°. trimestre de 2002 a carteira de encomendas contabilizava 32 pedidos firmes, tendo sido entregues 7 aeronaves, e 56 opções de compra.

Assim, a carteira de pedidos da Aviação Corporativa apresentava, em 31 de março de 2002, um saldo de 167 aeronaves, dividido em 73 pedidos firmes e 94 opções, sendo que 7 aeronaves já foram entregues.

Mercado de Defesa

O Ministério da Defesa Brasileira está realizando o processo de seleção para o fornecimento de até 24 jatos supersônicos designados F-X. A Embraer participa desta concorrência, cujas propostas foram entregues em outubro de 2001, oferecendo para a FAB o caça supersônico Mirage 2000 BR. Ele será desenvolvido através de um programa industrial completo, com domínio pleno de tecnologia e autonomia sobre o projeto pela Embraer, executado em parceria com seus acionistas estratégicos, as empresas Dassault Aviation, Thales e Snecma. A escolha da proposta vencedora será definida pelo Conselho de Defesa Nacional.

Dentro do escopo da proposta apresentada em outubro passado, a Embraer e as indústrias aeroespaciais francesas, assinaram no primeiro trimestre deste ano, um acordo para combinar seus esforços e recursos nos campos estratégico, técnico, industrial, logístico e comercial, estabelecido na forma jurídica de um consórcio, intitulado "Consórcio Mirage 2000 BR".

Mercado de Serviço ao Cliente

Na medida que prosseguem o processo de certificação e os ensaios de vôo do novo jato corporativo da Embraer, o Legacy, a Empresa anunciou, em fevereiro, a nomeação de dois novos representantes, à sua crescente rede mundial de serviço. As instalações da Jet Aviation em Dusseldorf, Alemanha e London Biggin Hill, na Inglaterra são os mais novos Centros de Serviço Legacy. A inclusão dessas duas novas localizações eleva para onze o número de Centros de Serviço Legacy no mundo todo.

Ainda em fevereiro, foi assinado um acordo com a Hawker Pacific para a incorporação de um centro de serviços que fornecerá manutenção e serviços autorizados de fábrica para operadores de aeronaves da Embraer nos mercados da Austrália e do Sudeste Asiático.

Em março de 2002, a Embraer concluiu a aquisição dos ativos operacionais da Celsius Aerotech Inc., localizada em Nashville, estado do Tennessee (EUA). A Embraer operará o negócio como um grande centro de serviços de manutenção e reparação. A aquisição foi realizada pela Embraer Aircraft Maintenance Services, Inc, uma subsidiária da Embraer Aircraft Holding, Inc., por sua vez uma subsidiária da Embraer nos Estados Unidos.

Pedidos em Carteira e Projeção de Entregas

Em 31 de março de 2002 a carteira de pedidos da Embraer totalizava US$ 10,3 bilhões, os quais, somados às opções, alcançam US$ 23,0 bilhões. A seguir apresentamos a evolução dos pedidos em carteira ao final de cada trimestre:


Pedidos em carteira
US$ bilhões
Opções
Firmes
23,7
23,5
23,9
23,4
23,1
12,8
12,8
12,7
12,7
12,8
10,9
10,7
11,2
10,7
10,3
1T01
2T01
3T01
4T01
1T02

Conforme anunciado em 28 de setembro de 2001 e em 22 de fevereiro de 2002 a Embraer mantém a projeção de entregas previstas para este ano e para 2003 de 135 aeronaves e 145 aeronaves respectivamente.

Em função do cenário adverso que as companhias áreas enfrentam, no trimestre encerrado em 31 de março de 2002, a Embraer não anunciou novas vendas, porém neste trimestre iniciaram-se diversas campanhas de vendas tanto para aeronaves no segmento de 37 a 50 lugares quanto para a nova família de jatos EMBRAER 170/190.

Relações com o Mercado

Em Assembléia Geral Extraordinária realizada no dia 1°. de março de 2002, foi aprovada uma bonificação de 88.430.168 ações preferências, que foram atribuídas a todos os acionistas titulares de ações ordinárias e preferenciais da Embraer na proporção de suas participações no capital social naquela data. Foram atribuídas 0,142106 ações preferenciais para cada ação ordinária e a cada ação preferencial existente.

As ações preferenciais emitidas possuem as mesmas características das demais ações preferenciais existentes.

Assim, a bonificação resultou em um aumento da quantidade de ações emitidas que passou de 622.282.874, sendo 242.544.448 ações ordinárias e 379.738.426 ações preferenciais, para um total de 710.713.042 ações sendo, 242.544.448 ações ordinárias e 468.168.594 ações preferenciais.

No 1T02 as ações preferenciais da Embraer apresentaram uma valorização de 3,36% atingindo a cotação de R$ 11,70 em 28 de março de 2002. Neste período, o volume médio diário negociado na Bolsa de Valores de São Paulo (BOVESPA) foi de R$ 9,1 milhões. As ações ordinárias no trimestre valorizaram-se 3,45%, e encerraram o trimestre com a cotação de R$ 11,10 por ação com volume médio diário negociado de R$ 2,3 milhões. Neste mesmo período, o Ibovespa desvalorizou 2,38%.

Os ADSs, negociados na Bolsa de Nova York (NYSE), registraram valorização no trimestre de 6,27% com uma cotação de US$ 20,18 no encerramento do trimestre. O volume médio diário negociado no período totalizou 289,2 mil ADS's, equivalentes a um volume financeiro de US$ 5,8 milhões. No mesmo período, o Índice Dow Jones valorizou 3,82%

Os preços das ações da Embraer e dos ADS, já refletem o ajuste da bonificação de ações realizada no dia 1° de março de 2002, de 14,2106%.

As ações da Embraer, ordinárias (EMBR3) e preferenciais (EMBR4), encerraram o 1° trimestre de 2002 com uma participação no índice Bovespa de 1,72% e 1,31%, respectivamente. A partir de maio de 2002, entrou em vigor a nova carteira teórica do índice Bovespa para o período de maio a agosto de 2002, sendo que a participação relativa das ações preferenciais e ordinárias passou para 2,434 % e 1,098 %, respectivamente. No mercado internacional, os ADS's compõem o Morgan Stanley Composit Index (MSCI), que é utilizado pelos maiores gestores de recursos mundiais.

O Conselho de Administração em reunião realizada dia 19 de março de 2002, aprovou a distribuição de juros sobre capital relativos ao 1° trimestre de 2002, no montante de R$ 58,9 milhões, tendo sido distribuídos no dia 15 de abril R$ 0,07777 por ação ordinária e R$ 0,08554 por ação preferencial.

####

Encontra-se disponível no web site da Empresa, www.embraer.com.br a íntegra das demonstrações financeiras.

Para informações adicionais, contatar:
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(12) 3927 1106
acecilia@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

Paulo Ferreira
(12) 3927 3953
ferreira.paulo@embraer.com.br

Este documento inclui projeções, declarações a respeito de eventos ou circunstâncias ainda não ocorridas ou estimativas. Essas projeções e estimativas têm por embasamento, em grande parte,nas nossas expectativas atuais, projeções sobre os eventos futuros e tendências financeiras que afetam o nosso negócio. Essas estimativas estão sujeitas a riscos, incertezas e suposições, que incluem, entre outras: condições gerais econômicas, políticas e comerciais no Brasil e nos mercados onde atuamos; expectativas de tendências para a nossa indústria; nossos planos de investimento; nossa capacidade de desenvolver e entregar produtos nas datas previamente acordadas; e regulamentações governamentais existentes e futuras.

As palavras "acredita"," pode", "poderá", "estima", "continua", "antecipa", "pretende", "espera", e termos similares têm por objetivo identificar expectativas. Não nos sentimos obrigados a publicar atualizações ou revisar quaisquer estimativas em decorrência de novas informações, eventos futuros ou quaisquer outros acontecimentos. Em vista dos riscos e incertezas, as estimativas, eventos e circunstâncias sobre o futuro podem não ocorrer. Nossos resultados reais podem diferir substancialmente daqueles mencionados em nossas expectativas.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

BALANÇO PATRIMONIAL CONSOLIDADO

Em milhares de Reais – Legislação Societária

ATIVO

	31 de Dezembro de 2001	31 de Março de 2002
	Auditado	*Revisado*
CIRCULANTE		
Disponível	1.739.118	1.471.128
Contas a Receber	1.441.320	1.696.478
Provisão para Créditos de Liquidação Duvidosa	(55.131)	(54.929)
Impostos a Recuperar	35.979	39.585
Imposto de Renda e Contribuição Social sobre Créditos Fiscais	246.910	237.257
Outras Contas a Receber	135.584	117.400
Estoques	2.371.095	2.292.572
Despesas Pagas Antecipadamente	55.986	43.770
Total Circulante	**5.970.861**	**5.843.261**
REALIZÁVEL A LONGO PRAZO		
Contas a Receber	117.106	73.554
Impostos a Recuperar	5.967	3.402
Empréstimos Compulsórios, Garantias e Outros Depósitos	305.643	300.165
Outras Contas a Receber	12.200	12.684
Imposto de Renda e Contribuição Social sobre Créditos Fiscais	104.651	118.072
Despesas Pagas Antecipadamente	16.558	15.493
Total Realizável Longo Prazo	**562.125**	**523.370**
PERMANENTE		
Investimentos	10.109	10.324
Imobilizado	718.572	744.925
Diferido	464.571	512.291
Total Permanente	**1.193.252**	**1.267.540**
TOTAL DO ATIVO	**7.726.238**	**7.634.171**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

BALANÇO PATRIMONIAL CONSOLIDADO

Em milhares de Reais – Legislação Societária

PASSIVO

	31 de Dezembro de 2001 *Auditado*	31 de Março de 2002 *Revisado*
CIRCULANTE:		
Financiamentos	1.223.081	849.599
Fornecedores	615.716	632.251
Contas a Pagar	144.257	133.659
Adiantamento de Clientes	881.760	855.885
Impostos, Taxas e Contribuições	303.117	400.796
Imposto Renda e CSSL a Recolher	112.292	48.698
Concessionárias e Representantes	1.321	1.307
Provisões Diversas	512.025	551.872
Dividendos	102.133	102.327
Juros sobre Capital Próprio	51.475	53.600
Imposto de Renda e Contribuição Social Diferidos	4.743	4.665
Total do Circulante	**3.951.920**	**3.634.659**
EXIGÍVEL A LONGO PRAZO		
Financiamentos	568.930	532.064
Contas a Pagar	372.081	534.874
Adiantamento de Clientes	247.340	227.698
Impostos Parcelados de Longo Prazo	49.610	48.854
Provisões Diversas	24.985	24.439
Imposto de Renda e Contribuição Social Diferidos	34.853	34.737
Total do Exigível a Longo Prazo	**1.297.799**	**1.402.666**
PARTICIPAÇÃO DOS MINORITÁRIOS	**19.652**	**20.270**
PATRIMÔNIO LÍQUIDO		
Capital Social	941.338	1.645.838
Reserva de Capital	118.723	120.982
Reserva Legal	118.060	118.060
Reserva de Lucro	1.278.746	691.696
Total do Patrimônio Líquido	**2.456.867**	**2.576.576**
TOTAL DO PASSIVO	**7.726.238**	**7.634.171**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

DEMONSTRAÇÃO DE RESULTADOS - CONSOLIDADO

Em milhares de Reais – Legislação Societária

	4o. Trimestre 31 de Dezembro de	1o. Trimestre 31 de Março de	
	2001	2001	2002
	Revisado	*Revisado*	
VENDAS BRUTAS:			
Vendas			
Mercado Interno	28.208	30.118	35.743
Mercado Externo	1.461.613	1.527.228	1.324.079
Imposto/Dedução sobre Vendas	(12.882)	(32.434)	(31.497)
RECEITA LÍQUIDA DE VENDAS	**1.476.939**	**1.524.912**	**1.328.325**
CUSTO DOS PRODUTOS VENDIDOS	(958.212)	(927.200)	(825.890)
LUCRO BRUTO	**518.727**	**597.712**	**502.435**
DESPESAS OPERACIONAIS			
Administrativas	(53.654)	(36.870)	(64.082)
Comerciais	(112.468)	(116.103)	(113.312)
Outras Despesas Operacionais Líquidas	(18.016)	(13.028)	(45.182)
Equivalência Patrimonial	245	-	201
Participação nos Lucros e Resultados	(40.041)	(10.424)	(15.078)
LUCRO ANTES DAS (DESPESAS) RECEITAS FINANCEIRAS	**294.793**	**421.287**	**264.982**
(DESPESAS) RECEITAS FINANCEIRAS			
Despesas Financeiras	(42.999)	(30.351)	(50.939)
Receitas Financeiras	77.372	76.993	58.787
Variações Monetárias e Cambiais Líquidas	131.235	(160.427)	(24.738)
LUCRO OPERACIONAL APÓS AS (DESPESAS) RECEITAS FINANCEIRAS	**460.401**	**307.502**	**248.092**
RECEITAS (DESPESAS) NÃO OPERACIONAIS LÍQUIDAS	(4.276)	(5.105)	(366)
LUCRO ANTES DOS IMPOSTOS	**456.125**	**302.397**	**247.726**
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL	(163.187)	(82.336)	(70.092)
LUCRO APÓS OS IMPOSTOS	**292.938**	**220.061**	**177.634**
PARTICIPAÇÃO DOS MINORITÁRIOS	(1.644)	(1.338)	(1.274)
LUCRO LÍQUIDO DO EXERCÍCIO	**291.294**	**218.723**	**176.360**
QTDE AÇÕES AO FINAL DO PERIODO	622.282.874	543.409.874	710.713.042
LUCRO POR AÇÃO NO FINAL DO PERÍODO (em R$)	**0,4681**	**0,4025**	**0,2481**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

FLUXO DE CAIXA – CONSOLIDADO

Em milhares de Reais - Legislação Societária

	Três meses encerrados em 31 de Março de	
	2001	2002
	Revisado	
ATIVIDADES OPERACIONAIS:		
Lucro Líquido para o Período	218.723	176.360
Itens que Não Afetam o Caixa:		
Depreciações e Amortizações	44.039	37.042
Provisão para Créditos de Liquidação Duvidosa	4.338	(202)
Ganho (Perda) na Alienação de Ativo Permanente	(18)	259
Baixa de Diferido		727
Baixa de Resultado Futuro	(3)	-
Provisão para Perdas	14.055	1.203
Imposto de Renda e Contribuição Social Diferidos	(8.754)	(3.962)
Juros sobre Parcelemento de Impostos, Debêntures e Empréstimos	14.914	22.260
Provisão para (Reversão de) Contigências	(64)	(4)
Variação Monetária e Cambial	59.480	(2.431)
Equivalência Patrimonial em Subsidiária Não Consolidada	-	(201)
Participação Minoritária	1.338	1.274
Variação Cambial de Subsidiárias Consolidadas	(15.411)	3.800
Total Atividades Operacionais	**332.637**	**236.125**
MUDANÇAS NOS ATIVOS E PASSIVOS CIRCULANTES		
Contas a Receber	(168.308)	(255.158)
Estoques	(305.986)	78.523
Despesas Pagas Antecipadamente	(1.941)	12.216
Impostos a Recuperar	(7.201)	(3.606)
Outras Contas a Receber	(10.581)	18.184
Fornecedores	425.771	16.535
Imposto de Renda e Contribuição Social a Recolher	(3.154)	(63.594)
Provisões Diversas	17.167	39.847
Adiantamento de Clientes	70.261	(25.875)
Impostos a Recolher	21.712	98.585
Outras	23.887	(10.612)
Total Mudanças nos Ativos e Passivos Circulantes	**61.627**	**(94.955)**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

FLUXO DE CAIXA – CONSOLIDADO

Em milhares de Reais - Legislação Societária

	Três meses encerrados em 31 de Março de	
	2001	2002
	Revisado	
MUDANÇAS NOS ATIVOS E PASSIVOS DE LONGO PRAZO		
Contas a Receber	(6.789)	43.553
Impostos a Recuperar	-	2.566
Outras Contas a Receber	5.044	(16.473)
Despesas Pagas Antecipadamente	-	1.064
Contas a Pagar	31.272	(34.900)
Adiantamento de Clientes	17.478	(19.642)
Provisões Diversas	596	(542)
Impostos a Recolher	(1.097)	(1.127)
Participação Minoritária	243	(656)
Total Mudanças nos Ativos e Passivos de Longo Prazo	**46.747**	**(26.157)**
CAIXA GERADO PELAS ATIVIDADES OPERACIONAIS	**441.011**	**115.013**
ATIVIDADES DE INVESTIMENTOS		
Vendas de Imobilizado	78	11
Empréstimos Compulsórios	(2.275)	5.478
Adições ao Imobilizado	(43.901)	(44.677)
Adições ao Diferido	(46.904)	(65.109)
Caixa Usado nas Atividades de Investimentos	**(93.002)**	**(104.297)**
ATIVIDADES FINANCEIRAS		
Financiamentos Pagos	(881.392)	(740.119)
Financiamentos Obtidos	815.742	324.998
Pagamento de Parcelamentos de Impostos	(1.117)	(1.151)
Depósitos em Garantia	(6.689)	(3.535)
Dividendos Pagos e Juros sobre Capital Pagos	(80.444)	(56.592)
Contribuições de Parceiros	8.228	197.693
Caixa Gerado (Usado) nas Atividades Financeiras	**(145.672)**	**(278.706)**
AUMENTO LÍQUIDO DO DISPONÍVEL	**202.337**	**(267.990)**
Disponível no Início do Período	2.325.579	1.739.118
DISPONÍVEL AO FINAL DO PERÍODO	**2.527.916**	**1.471.128**

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A

PEDIDOS EM CARTEIRA EM 31 DE MARÇO DE 2002

- ERJ 145:

Cliente	País	Firmes	Opções	Entregas	Pedidos Firmes em Carteira
Air Caraibes	Guadalupe	2	0	2	0
Air Moldova	Moldávia	2	2	0	2
Alitália	Itália	8	13	8	0
American Eagle	EUA	56	17	56	0
Axon Airlines	Grécia	3	0	3	0
British Midland	Grã Bretanha	11	5	9	2
British Regional	Grã-Bretanha	23	3	22	1
Brymon	Grã Bretanha	7	14	7	0
Cirrus	Alemanha	1	0	1	0
Continental Express	EUA	245	100	116	129
Swiss	Suíça	25	15	22	3
ERA	Espanha	2	0	2	0
KLM Exel	Holanda	2	2	2	0
LOT	Polônia	16	0	13	3
Luxair	Luxemburgo	9	2	9	0
Mesa	EUA	36	45	27	9
Portugália	Portugal	8	0	8	0
Proteus	França	18	14	11	7
Regional Airlines	França	17	0	14	3
Rheintalflug	Áustria	4	4	3	1
Rio-Sul	Brasil	16	0	16	0
Sichuan Airlines	China	5	0	5	0
Skyways AB	Suécia	4	11	4	0
Trans States	EUA	12	0	12	0
Wexford	EUA	38	20	38	0
Total		**570**	**267**	**410**	**160**

- ERJ 135:

Cliente	País	Firmes	Opções	Entregas	Pedidos Firmes em Carteira
American Eagle	EUA	40	0	40	0
British Midland	Grã Bretanha	4	0	2	2
City Air	Suécia	2	1	2	0
Continental Express	EUA	30	0	30	0
Pan Européenne	França	1	1	1	0
Proteus	França	6	0	6	0
Regional Airlines	França	3	0	3	0
Regional Air Lines	Marrrocos	5	5	0	5
SA Airlink	África do Sul	30	40	5	25
TOTAL		**121**	**47**	**89**	**32**

- ERJ 140:

Cliente	País	Firmes	Opções	Entregas	Pedidos Firmes em Carteira
American Eagle	EUA	139	25	22	117
Midwest Express	EUA	20	20	0	20
Wexford	EUA	15	0	10	5
TOTAL		**174**	**45**	**32**	**142**

- EMBRAER 170:

Cliente	País	Firmes	Opções	Entregas	Pedidos firmes em carteira
Swiss	Suíça	30	50	0	30
GECAS	EUA	50	78	0	50
Air Caraibes	Guadaloupe	2	2	0	2
Total		**82**	**130**	**0**	**82**

- EMBRAER 195:

Cliente	País	Firmes	Opções	Entregas	Pedidos firmes em carteira
Swiss	Suíça	30	50	0	30
GECAS	EUA	0	22	0	0
Total		**30**	**72**	**0**	**30**

Legacy Executivo:

Cliente	País	Firmes	Opções	Entregas	Pedidos Firmes em Carteira
SWIFT	EUA	24	25	0	24
Undisclosed	EUA	17	13	0	17
TOTAL		**41**	**38**	**0**	**41**

Legacy Shuttle e EMB 135 – Mercado Corporativo:

Cliente	País	Firmes	Opções	Entregas	Pedidos Firmes em Carteira
Undisclosed	EUA	6	6	6	0
Conoco	EUA	1	0	1	0
Indigo	EUA	25	50	0	25
TOTAL		**32**	**56**	**7**	**25**